                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              MAXTOR CORPORATION
                               (Name of Issuer)

                    Common Stock, par value US$0.01 per share
                         (Title of Class of Securities)

                                   577729 10 6
                                 (CUSIP Number)

                                    K.S. Yoo
                   Corporate Planning and Coordination Office
                   Hyundai Electronics Industries Co., Ltd.
                          San 136-1, Ami-ri, Bubal-eub
                             Ichon-kun, Kyoungki-do,
                                  467-860 Korea
                               011-82-336-30-2683

                                 with a copy to:

                                    I.H. Chun
                                Legal Department
                   Hyundai Electronics Industries Co., Ltd.
                        66, Jeokseon-dong, Chongro-ku
                                 Seoul, Korea
                              011-82-2-398-4324
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 24, 1995
        (Date of Event which requires filing of this Amendment No. 2)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with the statement: / /

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         The following information is filed to amend the original Statement on
Schedule 13D dated February 14, 1994 (as amended by Amendment No. 1 to Schedule 13D dated March 17, 1995) ("Schedule 13D") of Hyundai Electronics Industries Co., Ltd. ("Hyundai"), Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively, the "Purchasers") with respect to the Common Stock, par value U.S. $0.01 per share of Maxtor Corporation. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


         Item 4.     Purpose of Transaction.

                     Item 4 (a-j) of the Schedule 13D is hereby amended and supplemented by adding the following:

                     On October 24, 1995, Hyundai Electronics America ("HEA"), a subsidiary of Hyundai, delivered to the Company a letter (the "Letter") from Y.H. Kim, President and Chief Executive Officer of HEA, addressed to the Special Committee of the Board of Directors of the Company (the "Special Committee"), expressing HEA's desire to enter into negotiations with the Special Committee regarding an acquisition by Hyundai (directly or through one or more subsidiaries) of all of the outstanding shares of the Company's Common Stock (other than the shares of Class A Common Stock owned by the Purchasers) at a price per share of $5.15. HEA's proposal is subject to several significant conditions, including the negotiation and execution of a mutually satisfactory merger agreement, the approval of the Maxtor disinterested directors under the "standstill" provisions of the Stock Purchase Agreement, the obtaining of the requisite Korean governmental approvals, and the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the Exon-Florio Act, and there can be no assurance that these conditions will be satisfied.

                     A copy of the Letter is attached hereto as Exhibit 9 and is incorporated herein by reference.

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         Item 7.     Material to be Filed as Exhibits.

                     Item 7 is hereby amended by adding a new Exhibit 9, the Letter dated October 24, 1995 from Mr. Y. H. Kim of Hyundai America to the Special Committee, as attached hereto.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 25, 1995.

                           HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                                 President and Chief Executive Officer


                           HYUNDAI HEAVY INDUSTRIES CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 6


                           HYUNDAI CORPORATION

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 7


                           HYUNDAI MERCHANT MARINE CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 8

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                                 [Letterhead]

                                October 24, 1995


The Special Committee of the Board of Directors of Maxtor Corporation 211 River Oaks Parkway
San Jose, California 95134

Gentlemen:

        We are writing to express our desire to enter into negotiations with you regarding an acquisition by Hyundai Electronics Industries Ltd. (Hyundai) of all of the outstanding common shares of Maxtor Corporation (Maxtor).

        We propose to offer to purchase such shares at a price of $5.15 per share. Hyundai believes that this price is fair and reasonable to Maxtor's shareholders in light of Maxtor's current financial condition, business operations and future prospects.

        Hyundai's acquisition of Maxtor will permit Maxtor to directly access Hyundai's more abundant operational and financial resources, thereby enabling Maxtor to compete more effectively in the increasingly competitive disk drive industry. By helping to ensure Maxtor's ongoing competitiveness, Hyundai's acquisition of Maxtor would be in the best interest of Maxtor's employees, customers and suppliers, as well as Maxtor's shareholders.

        Our ability to proceed with the proposed acquisition is, of course, subject to several conditions, including the negotiation and execution of a mutually satisfactory merger agreement, the approval of the Maxtor disinterested directors under the "standstill" provisions of our Stock Purchase Agreement, obtaining the necessary Korean governmental approvals and the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the Exon-Florio Act.

        Please call me at your earliest convenience to discuss this matter further. All of us at Hyundai very much look forward to working with Maxtor to successfully complete an acquisition on the terms set forth above.

                                       Very truly yours,


                                       Y.H. Kim
                                       President & Chief Executive Officer
                                       Hyundai Electronics America


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